Filed by RF Micro Devices, Inc.

pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TriQuint Semiconductor, Inc.

Commission File No.: 000-22660

Date: April 24, 2014

To:	Certain RFMD Employees
Subject:	Special Cash Retention Program

In February, we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our industry.

When the merger is complete, we will be a different and better company where employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader.

We understand that the period of time between now and the closing of the transaction has a lot of uncertainty, as we work through the integration planning that needs to be done to launch the new company.

It is important for you to understand the steps that RFMD is taking to minimize the impact of this uncertainty for employees.

You should have already received an e mail message from me dated April 23, 2014, which describes how your unvested equity awards will be handled in the context of the merger. Please review this e mail. It is very important to you and your family, because it includes:

•	An explanation of the way your unvested equity will be converted to shares of the new company

•	A description of circumstances where your unvested equity may be accelerated if your employment is terminated as a result of the merger, and not for performance or cause

You may also be eligible for a severance payment if your employment is terminated as a result of the merger. This will depend on the local laws and regulations in the country where you are employed and the circumstances surrounding your termination.

In addition, RFMD has implemented a special cash retention program for a small number of people identified by senior management as key people we want to remain with the company during the post-closing transition period.

Under this program, you will be eligible to receive an additional cash severance payment equal to [    ] months of your base salary if you remain an employee in good standing during the transition period (up to [    ] months) and have your employment terminated as a result of the merger and not for performance or cause.

Your participation in this program does not affect your ability to participate in RFMD’s Employee Cash Bonus Plan or Sales Incentive Plan, if you are otherwise eligible to participate in these plans.

We trust that the potential benefits and payments described in the attached document will help reduce any uncertainty you might have and allow you to focus on your current work for RFMD and on the integration of our companies to create one of the strongest companies in our sector.

We encourage you to review your Fidelity account to understand the current value of your unvested RFMD stock awards.

If you have any questions about your unvested equity, please contact Todd Bender in RFMD’s Tax and Treasury Department.

Best Regards,

Ralph E. Knupp

Vice President, Human Resources

To:	Certain RFMD Employees
Subject:	Special Cash Retention Program

In February, we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our industry.

When the merger is complete, we will be a different and better company where employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader.

We understand that the period of time between now and the closing of the transaction has a lot of uncertainty, as we work through the integration planning that needs to be done to launch the new company.

It is important for you to understand the steps that RFMD is taking to minimize the impact of this uncertainty for employees.

You should have already received an e mail message from me dated April 23, 2014, which describes how your unvested equity awards will be handled in the context of the merger (copy attached). Please review this e mail. It is very important to you and your family, because it includes:

•	An explanation of the way your unvested equity will be converted to shares of the new company

•	A description of circumstances where your unvested equity may be accelerated if your employment is terminated as a result of the merger, and not for performance or cause

•	An explanation of the US Severance Plan benefits for eligible employees if their employment is terminated as a result of the merger, and not for performance or cause

In addition, RFMD has implemented a special cash retention program for a small number of people identified by senior management as key people we want to remain with the company during the post-closing transition period.

Under this program, you will be eligible to receive an additional cash severance payment equal to [    ] months of your base salary if you remain an employee in good standing during the transition period (up to [    ] months) and have your employment terminated as a result of the merger and not for performance or cause.

Your participation in this program does not affect your ability to participate in RFMD’s Employee Cash Bonus Plan or Sales Incentive Plan, if you are otherwise eligible to participate in these plans.

We trust that the potential benefits and payments described in the attached document will help reduce any uncertainty you might have and allow you to focus on your current work for RFMD and on the integration of our companies to create one of the strongest companies in our sector.

We encourage you to review your Fidelity account to understand the current value of your unvested RFMD stock awards.

If you have any questions about your unvested equity, please contact Todd Bender in RFMD’s Tax and Treasury Department.

If you have any questions about the special cash retention payment described in this message, please contact your normal Human Resources representative.

Best Regards,

Ralph Knupp

Vice President, Human Resources

To:	Certain RFMD Employees
Subject:	Special Cash Retention Program

In February, we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our industry.

When the merger is complete, we will be a different and better company where employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader.

We understand that the period of time between now and the closing of the transaction has a lot of uncertainty, as we work through the integration planning that needs to be done to launch the new company.

It is important for you to understand the steps that the RFMD is taking to minimize the impact of this uncertainty for employees.

RFMD has implemented a special cash retention bonus program for a small number of people identified by senior management as key people we want to remain with the company during the post-closing transition period.

Under this program, you will be eligible to receive a cash severance payment equal to [    ] months of your base salary if you remain an employee in good standing during the transition period (up to [    ] months) and your employment terminated as a result of the merger, and not for performance.

Your participation in this program does not affect your ability to participate in RFMD’s Employee Cash Bonus Plan or Sales Incentive Plan, if you are otherwise eligible to participate in these plans.

In addition, you may be eligible for a severance payment if your employment is terminated as a result of the merger. This will depend on the local laws and regulations in the country where you are employed and the circumstances surrounding your termination.

We trust that the benefits and payments described in this message will help reduce any uncertainty you might have and allow you to focus on your current work for RFMD and on the integration of our companies to create one of the strongest companies in our sector.

If you have any questions about these matters, please contact your normal Human Resources representative.

Best Regards,

Ralph E. Knupp

Vice President, Human Resources

To:	Certain RFMD Employees
Subject:	Special Cash Retention Program

In February, we announced our agreement to merge RFMD and TriQuint, creating a new industry leader with unrivaled technology during a time of unprecedented innovation and growth in our industry.

When the merger is complete, we will be a different and better company where employees will have the opportunity for exciting careers in a stronger, faster growing company that is recognized as an industry leader.

We understand that the period of time between now and the closing of the transaction has a lot of uncertainty, as we work through the integration planning that needs to be done to launch the new company.

It is important for you to understand the steps that the RFMD is taking to minimize the impact of this uncertainty for employees.

RFMD maintains a Severance Plan that provides an opportunity for a cash payment, in the event that your employment is terminated as a result of the merger, and not for performance. The basic severance pay formula is 2 weeks of base pay plus 1 week of additional pay for every year of service, with a cap of 26 weeks. A signed release agreement is required to receive this payment, if you are otherwise eligible for this benefit.

The Severance Plan document is located on SharePoint, Human Resources, Documents (RFMD FY15 Severance Plan Document).

In addition, RFMD has implemented a special cash retention bonus program for a small number of people identified by senior management as key people we want to remain with the company during the post-closing transition period.

Under this program, you will be eligible to receive an additional cash severance payment equal to [    ] months of your base salary if you remain an employee in good standing during the transition period (up to [    ] months) and your employment terminated as a result of the merger, and not for performance.

Your participation in this program does not affect your ability to participate in RFMD’s Employee Cash Bonus Plan or Sales Incentive Plan, if you are otherwise eligible to participate in these plans.

We trust that the benefits and payments described in this message will help reduce any uncertainty you might have and allow you to focus on your current work for RFMD and on the integration of our companies to create one of the strongest companies in our sector.

If you have any questions about these matters, please contact your normal Human Resources representative.

Best Regards,

Ralph E. Knupp

Vice President, Human Resources

Forward-Looking Statements

This communication contains forward-looking statements, including but not limited to those regarding the proposed business combination between RF Micro Devices, Inc. (“RFMD”) and TriQuint Semiconductor, Inc. (“TriQuint”) (the “Business Combination”) and the transactions related thereto. These statements may discuss the anticipated manner, terms and conditions upon which the Business Combination will be consummated, the future performance and trends of the combined businesses, the synergies expected to result from the Business Combination, and similar statements. Forward-looking statements may contain words such as “expect,” “believe,” “may,” “can,” “should,” “will,” “forecast,” “anticipate” or similar expressions, and include the assumptions that underlie such statements. These statements are subject to known and unknown risks and uncertainties that could cause actual results to differ materially from those expressed or implied by such statements, including but not limited to: the ability of the parties to consummate the Business Combination in a timely manner or at all; satisfaction of the conditions precedent to consummation of the Business Combination, including the ability to secure regulatory approvals in a timely manner or at all, and approval by RFMD’s shareholders and TriQuint’s stockholders; the possibility of litigation (including related to the transaction itself); RFMD and TriQuint’s ability to successfully integrate their operations, product lines, technology and employees and realize synergies from the Business Combination; unknown, underestimated or undisclosed commitments or liabilities; the level of demand for the combined companies’ products, which is subject to many factors, including uncertain global economic and industry conditions, demand for electronic products and semiconductors, and customers’ new technology and capacity requirements; RFMD’s and TriQuint’s ability to (i) develop, deliver and support a broad range of products, expand their markets and develop new markets, (ii) timely align their cost structures with business conditions, and (iii) attract, motivate and retain key employees; and other risks described in RFMD’s and TriQuint’s Securities and Exchange Commission (“SEC”) filings. All forward-looking statements are based on management’s estimates, projections and assumptions as of the date hereof. Neither RFMD nor TriQuint undertakes any obligation to update any forward-looking statements.

No Offer or Solicitation

This communication is for informational purposes only and is neither an offer to purchase, nor a solicitation of an offer to sell, subscribe for or buy any securities or the solicitation of any vote in any jurisdiction pursuant to the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Additional Information and Where to Find It

In connection with the proposed Business Combination, Rocky Holding, Inc., a newly-formed holding company under RFMD (“HoldCo”), has filed with the SEC a Form S-4 (the “Registration/Joint Proxy Statement”) which includes a registration statement and a preliminary prospectus with respect to HoldCo’s shares to be issued in the Business Combination and a preliminary joint proxy statement of TriQuint and RFMD in connection with the Business Combination. This material is not a substitute for the final Registration/Joint Proxy Statement regarding the proposed Business Combination. The preliminary Registration/Joint Proxy Statement contains, and the final Registration/Joint Proxy Statement will contain, important information about the proposed Business Combination and related matters. SECURITY HOLDERS ARE URGED AND ADVISED TO READ THE REGISTRATION/JOINT PROXY STATEMENT CAREFULLY. The Registration/Joint Proxy Statement and other relevant materials and any other documents filed by HoldCo, RFMD or TriQuint with the SEC may be obtained free of charge at the SEC’s website, at www.sec.gov. In addition, security holders of TriQuint will be able to obtain free copies of the Registration/Joint Proxy Statement from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate website at www.triquint.com; and security holders of RFMD will be able to obtain free copies of the Registration/Joint Proxy Statement from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com.

Participants in the Solicitation

RFMD, TriQuint and HoldCo and their respective directors, executive officers and various other members of management and employees may be deemed to be participants in the solicitation of proxies from RFMD’s shareholders in connection with the proposed Business Combination. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of TriQuint or RFMD security holders in connection with the proposed Business Combination is set forth in the preliminary Registration/Joint Proxy Statement, and will also be set forth in the final Registration/Joint Proxy Statement. Information about TriQuint’s directors and executive officers is set forth in TriQuint’s Annual Report on Form 10-K for the fiscal year ended December 31, 2013, which was filed with the SEC on February 21, 2014, and its Amendment No. 1 to Annual Report on Form 10-K/A, which was filed with the SEC on April 10, 2014. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from TriQuint by contacting Investor Relations by mail at TriQuint Semiconductor, Inc., 2300 N.E. Brookwood Parkway, Hillsboro, Oregon 97124, Attn: Investor Relations Department, by telephone at (503) 615-9413, or by going to TriQuint’s Investor Relations page on its corporate web site at www.triquint.com. Information about RFMD’s directors and executive officers is set forth in RFMD’s Proxy Statement on Schedule 14A for its 2013 Annual Meeting of Shareholders, which was filed with the SEC on June 28, 2013, and its Annual Report on Form 10-K for the fiscal year ended March 30, 2013, which was filed with the SEC on May 24, 2013. These documents are available free of charge at the SEC’s web site at www.sec.gov, and from RFMD by contacting Investor Relations by mail at RF Micro Devices, Inc., 7628 Thorndike Road Greensboro, North Carolina 27409-9421, Attn: Investor Relations Department, by telephone at (336) 678-7088, or by going to RFMD’s Investor Relations page on its corporate web site at www.rfmd.com. Additional information regarding the interests of these potential participants in the solicitation of proxies in connection with the proposed Business Combination is included in the preliminary Registration/Joint Proxy Statement and the other relevant documents filed with the SEC.